Exhibit 3.5

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

IT&E International Group, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and that the directors took action to authorize this amendment pursuant to authority granted by a majority of the stockholders of the Corporation pursuant to the bylaws of the Corporation and Section 228 of the General Corporation Law of the State of Delaware.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article I so that, as amended, said Article shall be read as follows:

The name of the corporation is Averion International Corp.

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approved the foregoing amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of September, 2006.

/s/ Philip T. Lavin
Dr. Philip T. Lavin, Chief Executive Officer